TA Fintech Inc.



ANNUAL REPORT

401 Park Avenue S, Number 10

New York , NY 10016

0

https://tradealgo.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Trade Algo ("TA" or the "Company") is a Corporation organized under the laws of the state of DE offering market data analytics and providing equitable access to disparate financial APIs and portfolio data. The Company's business consists of a SAAS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. Our market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a highly qualified software development team building tools that increase financial transparency for retail investors. The power of social media, combined with the rising accessibility of digital trading apps, has revolutionized markets for the retail investor.

However, today's markets are driven by petabytes of data available in real time. In contrast, our brains are not able to process nearly this amount of information at once. As a result, investors and hedge fund managers are overwhelmed with market information, which can lead to a lack of transparency on a wide scale. Our institutional-grade investment technology captures vital market-moving data that is not commonly available to all investors.

Specifically, the rapidly growing retail investor class has been left behind by larger financial data companies such as Bloomberg, Refinitiv, Reuters and many other legacy analytics companies without accessible price points.

TA provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. Our proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algo showing greeks & Implied volatility of the underlying asset expected. Through our ATS data algorithm, you can visualize off-exchange market liquidity trading that occurs away from traditional stock exchanges in near real time. Through our partnerships with exchanges and data vendors, Trade Algo is able to provide financial data applications with some of the fastest quality data available. We have access to nearly 250 leading providers of deep data coverage through our network API ecosystem. Leveraging this vast amalgamation of data, our software teams build intuitive and consumer friendly applications to turn insights into action.

Subsections:

TA Fintech, Inc. was initially organized as Broad Bold Park, Inc, a DE Corporation on 09/24/2021 and changed the name to TA Fintech, Inc. to further align the brand with the Fintech category it operates in.

In addition to this, Trade Algo has other IP that it has developed including API vendor relationships, Cloud services, Market Data from All 19 Exchanges, software licenses and contractual access to data feeds.

The company has four office locations:

224 w 30th st new york ny 10001

401 park avenue south 10th floor New York NY 10016

350 E 400 S, Salt Lake City, UT 84111

3800 Howard Hughes Pkwy, Las Vegas, NV 89169.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,000.00

Number of Securities Sold: 3,000

Use of proceeds: Purchasing the corp

Date: September 24, 2021
Offering exemption relied upon: It was a corporation purchased like on legal zoom. It was not a fundraise. It was how the corporation was purchased.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

We believe we can operate the business pre funding for 1-2 years without revenue generation

Foreseeable major expenses based on projections:

We forsee our major expenses being domestic and international office expanson, personnel, marketing, talent acquisition and data API fees.

Future operational challenges:

We expect the market for investment data to continue to evolve and expand. The European Union, Canada and several Asian countries have vibrant demand for market data. Opening offices to serve markets in different languages will be an operational challenge.

Future challenges related to capital resources:

Our success is dependent on our ability to advance product and technology innovation. Developing proprietary alternative market data and investing in research and devlopment may become capital intensive in serving larger institutional firms and customers.

Future milestones and events:

We believe our initial regulation crowd funding will be a milestone for the company to accelerate rapid growth and achieve economies of scale. In addition to this, we expect to launch our first mobile application and expand our product line to include enterprise software and expand into new markets.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $180,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jon Stone

Jon Stone 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Secretary, Treasurer and Founder

Dates of Service: October 01, 2021 - Present

Responsibilities: Lead the enterprise team and communicate with engineering manager on the product roadmap. No Salary Currently.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jon Stone

Amount and nature of Beneficial ownership: 28,332,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: JS Trading Enterprises Inc

Names of 20% owners: Jon Stone

Relationship to Company: Director

Nature / amount of interest in the transaction: On Dec 27th 2021 the company entered into an asset purchase with the related company for $1.

Material Terms: Under the property bill of sale for $1 TA Fintech Inc purchased the TradeAlgo name, domain name, processing accounts and all intellectual property from JS Trading Enterprises, Inc.

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 28,332,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Financial or SaaS industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

By their nature, forward-looking statements involving the appetite for investors to continue to be interested in investing during a force majeure event or recession require a degree of speculation. In the future stock market investors may decide they prefer other activities that differ materially from those expressed in or implied by such forward-looking statements. Our revenues are therefore dependent upon the appetite for online stock markets remaining of interest to investors.

Some of our products are still in prototype phase and might never be operational products

It is possible certain products we are developing may never become operational or that a certain product may never be used to engage in transactions. It is possible that the failure to release such product or products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and

therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Trade Algo is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Trade Algo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Trade Algo could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Merchant Processing Interruption

JS Trading Enterprises, Inc. currently acts as merchant processors for TA Fintech Inc. All cash earned from subscription services get deposited into their bank account, and disbursed to TA Fintech Inc. at the discretion of the Companies.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

TA Fintech Inc.

By   /s/ *Jon Stone*

      Name: <u>TA Fintech Inc.</u>

      Title: President, CEO, Secretary, Treasurer and Founder

Exhibit A

FINANCIAL STATEMENTS

TA FINTECH INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TA Fintech Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of TA Fintech Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of TA Fintech Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
January 26, 2022

TA FINTECH INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
Cash, restricted		11,706
Due from related party		194,069
Deferred expenses		9,029
Prepaid expenses and other current assets		78,300
TOTAL CURRENT ASSETS		293,104

OTHER ASSETS

Intangible assets	1
TOTAL ASSETS	$ 293,105

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Deferred income	$	290,431
TOTAL CURRENT LIABILITIES		290,431
TOTAL LIABILITIES		290,431

SHAREHOLDERS' EQUITY

Common stock, see note 6	15,000
Additional paid-in capital	-
Accumulated deficit	(12,326)
TOTAL SHAREHOLDERS' EQUITY	2,674
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 293,105

See independent accountant's review report and accompanying notes to financial statements.

TA FINTECH INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES, NET	$	3,291
COST OF GOODS SOLD		8,700
GROSS PROFIT		(5,409)
OPERATING EXPENSES		
General and administrative		1,694
Payroll expense		223
Sales and marketing		5,000
TOTAL OPERATING EXPENSES		6,917
NET OPERATING LOSS		(12,326)
NET LOSS	$	(12,326)

TA FINTECH INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, SEPTEMBER 24, 2021 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	15,000,000	15,000	-	-	$ 15,000
Net loss	-	-	-	(12,326)	$ (12,326)
ENDING BALANCE, DECEMBER 31, 2021	**15,000,000**	**$ 15,000**	**$ -**	**$ (12,326)**	**$ 2,674**

See independent accountant's review report and accompanying notes to financial statements.

TA FINTECH INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (12,326)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Due from related party	(179,070)
Deferred expenses	(9,029)
Prepaid expenses and other current assets	(78,300)
Increase (decrease) in liabilities:	
Deferred income	290,431
CASH PROVIDED BY OPERATING ACTIVITIES	11,706

CASH FLOWS FROM FINANCING ACTIVITIES

Change in restricted cash	(11,706)
CASH USED FOR FINANCING ACTIVITIES	(11,706)
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
TA Fintech Inc. (the "Company") was incorporated in the State of Delaware on September 24, 2021. The Company specializes in offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

Going Concern
Since Inception, the Company has relied on cash generated from prepaid subscriptions to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital, based on the GAAP treatment for accounting for subscription revenue. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Restricted Cash
Restricted cash includes amount that are reserved in the Company's account on Stripe. Stripe holds a certain percentage of revenue generated to cover any chargebacks and/or refunds. As of December 31, 2021, the amount of cash, held by Stripe was $11,706.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Intangible Assets
On December 27, 2021, the Company entered into an asset purchase agreement with related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech, Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech, Inc.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. The Company did not record any impairment losses as of December 31, 2021.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to nil for the for the year ending December 31, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                               assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                               marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling yearly subscriptions to the investment platform. The Company's payments are collected upfront. The Company began generating revenue on December 27, 2021. For the year ending December 31, 2021 the Company recognized $3,291 in net revenue. For the year ending December 31, 2021, the Company recorded an additional $290,431 in deferred revenue, which will be earned over the next twelve months.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Related Party Transactions**

Broad Transactions
On December 27, 2021, the Company entered into an asset purchase agreement with related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech, Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech, Inc.

JS Trading Enterprises, Inc. currently acts as merchant processors for TA Fintech Inc. All cash earned from subscription services get deposited into their bank account, and disbursed to TA Fintech Inc. at the discretion of the Companies.

Due from Related Party
Due from related parties consist of the following at December 31, 2021:

Due from Merchant Processor (JS Trading Enterprises Inc):	$179,070
Stock subscription receivable (Majority Shareholder):	14,999
	$194,069

4.   **Prepaid Expenses**

The Company has recorded $78,300 of prepaid expenses for the year ending December 31, 2021. Prepaid expenses related to software subscription fees, which are paid monthly, for the subsequent month.

5.   Deferred Income and Expenses

The Company has recorded deferred income and expenses from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income and expenses based on services rendered throughout the year. As of December 31, 2021, the balance of deferred income was $290,431 and the balance of deferred expenses was $9,029.

6.   Equity

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.001 par value per share. As of December 31, 2021, 15,000,000 shares have been issued and are outstanding.

7.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 24, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company is hoping to get an audit completed so they can raise their maximum amount up to $5,000,000 in the near future. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Capital, LLC and StartEngine Secure, LLC (the "Intermediary"). The Intermediary will be entitled to receive a $10,000 premium service fee plus a 1%-9.5% commission fee (based on payment methods and investor location) and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through January 26, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Jon Stone, Principal Executive Officer of TA Fintech Inc. , hereby certify that the financial statements of TA Fintech Inc. included in this Report are true and complete in all material respects.

Jon Stone

President, CEO, Secretary, Treasurer and Founder